FOR IMMEDIATE RELEASE
PITTSBURGH, PA
July 18, 2007

CONTACT:

Dee Ann Johnson
Vice President Controller and Treasurer
(412) 456-4410
dajohnson@ampcopgh.com

Ampco-Pittsburgh (NYSE: AP) Announces Continued Improvement in Earnings.

Ampco-Pittsburgh Corporation reported a continuation of record earnings in the second quarter of 2007.  Results reflect the high level of demand for the Corporation’s rolling-mill rolls from the global steel and aluminum industries coupled with substantially improved margins.

Sales for the three and six months ended June 30, 2007 approximated $88,740,000 and $176,480,000, respectively, against sales of $75,455,000 and $144,344,000 for the three and six months ended June 30, 2006.  Net income for the three months ended June 30, 2007 and 2006 was $10,178,000 or $1.02 per share and $6,557,000 or $0.67 per share, respectively, and for the six months ended June 30, 2007 and 2006 was $19,642,000 or $1.98 per share and $12,129,000 or $1.24 per share.

Income from operations approximated $15,484,000 and $29,269,000 for the three and six months ended June 30, 2007, respectively, against $9,197,000 and $16,862,000 for the comparable prior year periods.

The outlook for earnings from operations continues to be strong with orders on hand increasing significantly during the first half of the year from the already unprecedented record levels at the end of 2006.

The matters discussed herein may contain forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from expectations. Certain of these risks are set forth in the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, as well as the Corporation's other reports filed with the Securities and Exchange Commission.

AMPCO-PITTSBURGH CORPORATION
FINANCIAL SUMMARY

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006

Sales	$88,740,000	$75,455,000	$176,480,000	$144,344,000

Income from operations	15,484,000	9,197,000	29,269,000	16,862,000
Other (expense) income – net	(24,000)	446,000	(49,000)	1,081,000

Income before income taxes	15,460,000	9,643,000	29,220,000	17,943,000
Income tax expense	5,282,000	3,086,000	9,578,000	5,814,000

Net income	$10,178,000	$6,557,000	$19,642,000	$12,129,000

Earnings per common share:
Basic	$1.02	$0.67	$1.98	$1.24
Diluted	$1.01	$0.66	$1.96	$1.22